BERKLEY RESOURCES INC.
400-455 Granville Street
Vancouver, BC
Canada  V6C 1T1
Phone: (604) 682-3701
Fax: (604) 682-3600
Web:  www.berkleyresources.com
Info:  ir@berkleyresources.com

Q2 INTERIM FINANCIAL STATEMENTS

FOR PERIOD ENDING JUNE 30, 2007

Shares Traded

TSX Venture Exchange
Symbol: BKS

OTCPK
Symbol: BRKDF

Directors and Officers

Lloyd Andrews, Director & Chairman
Matt Wayrynen, Director, Executive Chairman and CEO
Lindsay Gorrill, Director, President and COO
David Wolfin, Director & VP Finance
Jim O’Byrne, Director & VP Operations
Ron Andrews, Director
Louis Wolfin, Director
Phillip Piffer, Director
Tyrone Docherty, Director

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BERKLEY RESOURCES INC.
BALANCE SHEETS
(Prepared by Management)

As at	June 30, 2007	December 31, 2006
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash	$69,850	$498,246
Accounts receivable	492,383	607,436
Taxes recoverable	9,802	16,145
Prepaid expenses	10,550	15,933
Deferred financing fees	37,052	134,247

	619,637	1,272,007

Oil and gas properties and equipment (Note 4)	9,162,331	8,581,024
Other property plant and equipment (Note 6)	4,074	4,724
Assets of discontinued operations (Note 2 and 5)	2,038,924	2,038,924

	$11,824,966	$11,896,679

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,192,262	$1,015,594
Due to related parties (Note 10)	179,507	68,433
Bank loans and liabilities of discontinued operations (Note 2 and 7)	3,854,928	3,377,612

	5,226,697	4,461,639

Asset Retirement Obligation	140,475	135,675

	5,367,172	4,597,314

SHAREHOLDERS' EQUITY

Share Capital (Note 8)	11,577,934	11,577,934
Contributed Surplus	931,351	804,412
Deficit	(6,051,491)	(5,082,981)

	6,457,794	7,299,365

	$11,824,966	$11,896,679

NOTE 1 – NATURE OF OPERATIONS

Approved by the Directors:

         “Matt Wayrynen”       Director                    “Lindsay Gorrill”       Director

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

OIL AND GAS REVENUE	$452,564	$324,632	$926,541	$808,300

Oil and gas production expenses
Operating costs	282,455	146,617	494,681	331,897
Interest on loans	50,262	-	99,972	-
Amortization, depletion and accretion	262,000	229,350	514,800	451,600
	594,717	375,967	1,109,453	783,497

NET OIL AND GAS INCOME (LOSS)	(142,153)	(51,335)	(182,912)	24,803

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative, office services and premises	100,351	92,249	185,588	173,207
Stock based compensation	74,475	20,160	126,939	94,100
Management fees	56,946	59,588	115,123	122,161
Consulting fees	18,235	78,972	46,545	142,566
Professional fees	45,812	49,548	51,409	71,828
Finance fees on debt	48,866	-	97,195	-
Filing and transfer agent fees	6,582	6,420	16,174	16,168
Shareholder information	14,767	14,768	24,822	17,742
Amortization	521	366	1,028	731
	(366,555)	(322,071)	(664,823)	(638,503)
OTHER INCOME (EXPENSES)
Interest expense	(40,236)	(3)	(41,081)	(845)
Write-down of receivable	-	-	(11,995)	-
Interest and other income	382	5,135	1,046	11,629
	(406,409)	(316,939)	(716,853)	(627,719)

LOSS BEFORE DISCONTINUED OPERATIONS	(548,562)	(368,274)	(899,765)	(602,916)
Discontinued Operations	(42,015)	(36,694)	(68,745)	(69,782)

LOSS FOR THE PERIOD	$(590,577)	$(404,968)	$(968,510)	$(672,698)

BASIC AND DILUTED LOSS PER SHARE BEFORE DISCONTINUED OPERATIONS	$(0.03)	$(0.03)	$(0.05)	$(0.04)

BASIC AND DILUTED LOSS PER SHARE AFTER DISCONTINUED OPERATIONS	$(0.03)	$(0.03)	$(0.05)	$(0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,857,608	14,186,878	18,857,608	14,185,922

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
		(Restated)		(Restated)
		(Note 13)		(Note 13)

DEFICIT, beginning of period	$(5,460,914)	$(2,113,952)	$(5,082,981)	$(1,846,222)

Loss for the period	(590,577)	(404,968)	(968,510)	(672,698)

DEFICIT, end of period	$(6,051,491)	$(2,518,920)	$(6,051,491)	$(2,518,920)

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period from continuing operations	$(548,562)	$(368,274)	$(899,765)	$(602,916)
Items not requiring cash in the year:
Amortization, depletion and accretion	262,521	229,715	515,828	452,331
Finance fees on debt	48,866	-	97,195	-
Stock based compensation	74,475	20,160	126,939	94,100

	(162,700)	(118,399)	(159,803)	(56,485)
Net change in non-cash working capital balances for continuing operations:
Accounts receivable	(16,157)	(103,104)	115,053	(35,144)
Taxes recoverable	(8,100)	(11,629)	6,343	5,076
Prepaid expenses	20,810	57,075	5,383	41,359
Due from related parties	-	3,454	-	3,454
Prepaid oil and gas costs	-	-	-	295,350
Accounts payable and accrued liabilities	273,210	340,683	176,668	614,130
Due to related parties	82,813	(28,617)	111,074	(99,621)

	189,876	139,463	254,718	768,119

INVESTING ACTIVITIES
Oil and gas properties and equipment, net	(212,362)	(1,001,077)	(1,091,307)	(2,020,944)
Other property, plant and equipment	(283)	-	(378)	-

	(212,645)	(1,001,077)	(1,091,685)	(2,020,944)

FINANCING ACTIVITIES
Issuance of common shares	-	3,750	-	3,750

	-	3,750	-	3,750

Net cash increase (decrease) from continuing operations	(22,769)	(857,864)	(836,967)	(1,249,075)

Net cash increase (decrease) from discontinued operations	(51,340)	(61,847)	408,571	(225,104)

Cash, beginning of period	143,959	1,340,213	498,246	1,894,681

Cash, end of period	$69,850	$420,502	$69,850	$420,502

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS

Berkley was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986.  The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada.  The Company also rents commercial office space in a building it owns in Vancouver, Canada.  The commercial rental operations have been discontinued as a result of the planned sale of the building subsequent to the period end (Note 2).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that Berkley Resources Inc. (the “Company” or “Berkley”) will continue in operation for the foreseeable future in regards to its oil and gas operations and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

NOTE 2 – DISCONTINUED OPERATIONS

During March 2007, the Company entered into an agreement to sell its real estate assets in Vancouver, British Columbia.  Therefore the rental property asset and liability amounts are now disclosed as Assets of discontinued operations and Bank loans and liabilities of discontinued operations respectively on the Balance Sheet and the operations segment disclosed as discontinued operations on the Statement of Operations.  The rental property asset is expected to be sold for $4,000,000 on or before September 7, 2007 and has a carrying value of $2,038,924.  Summarized financial information relating to the discontinued operations is as follows:

Assets:

	June 30, 2007	December 31, 2006
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(147,722)
	299,930	299,930
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,038,924

Liabilities:

	June 30, 2007	December 31, 2006
Canadian Imperial Bank of Commerce loan	$549,112	$577,612
Quest Capital Corp. loan	2,800,000	2,800,000
Deposit held on planned sale of rental property	505,816	-
	$3,854,928	$3,377,612

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 2 – DISCONTINUED OPERATIONS (continued)

Operating results:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Rental Revenue	$62,455	$61,183	$124,801	$122,015

Rental operations expenses
Operating costs	61,281	48,588	107,398	93,219
Interest on bank loan	43,189	45,925	86,148	91,850
Amortization	-	3,364	-	6,728

	104,470	97,877	193,546	191,797

Net Rental Loss	$(42,015)	$(36,694)	$(68,745)	$(69,782)

Cash flows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Operating activities
Loss for the period	$(42,015)	$(36,694)	$(68,745)	$(69,782)
Amortization	-	3,364	-	6,728

	(42,015)	(33,330)	(68,745)	(63,054)

Financing activities
Deposit held on sale of building	4,994	-	505,816	-
Bank and other loans repaid	(14,319)	(28,517)	(28,500)	(162,050)

	(9,325)	(28,517)	477,316	(162,050)

Net cash increase (decrease) from discontinued operations	$(51,340)	$(61,847)	$408,571	$(225,104)

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 3 – BASIS OF PRESENTATION AND RECENT ACCOUNTING PRONOUNCEMENTS

These unaudited Financial Statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751.  Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions.  These Unaudited Financial Statements should be read in conjunction with the Audited Financial Statements and Notes thereto for the fiscal year ended December 31, 2006.  These Financial Statements, and accompanying Notes, have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature.  Operating results for the three and six month period ended June 30, 2007 are not necessarily indicative of the results that can be expected for the year ended December 31, 2007.

In early 2005, the CICA issued new standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), which are effective for fiscal years beginning on or after October 1, 2006. The new standards bring Canadian rules more into line with current rules in the United States.  These new standards do no affect the Company at present and consequently no statement of comprehensive income is required to be included with the interim financial statements.

Section 1530 introduces the concept of comprehensive income, which includes net income and other comprehensive income.  Other comprehensive income represents changes in shareholders’ equity during a period arising from such items as unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale investments, and changes in the fair value of the effective portion of cash flow hedging instruments.  The application of this new standard did not result in comprehensive income being different from net income for the periods presented.

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  It also specifies how financial instrument gains and losses are to be presented.  All financial instruments must be classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.  Initial and subsequent recognition and measurement of changes in the value of financial instruments depends on their initial classification.  The application of Section 3855 did not have an impact on the Company’s interim financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes, and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  The application of Section 3865 did not have an impact on the Company’s interim financial statements as there are no transactions which have been designated as hedges for accounting purposes.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 4 – OIL AND GAS PROPERTIES AND EQUIPMENT

	June 30,	December 31,
	2007	2006

Oil and gas properties and equipment, cost	$17,126,958	$16,035,651

Less: Accumulated amortization and depletion	(7,964,627)	(5,069,627)
Write-down of oil and gas properties	-	(2,385,000)
	$9,162,331	$8,581,024

Oil and gas properties and equipment includes the cost of unproven properties of approximately $3,900,656 at June 30, 2007 (December 31, 2006 - $3,832,346), which are currently not subject to depletion.

NOTE 5 – ASSETS OF DISCONTINUED OPERATIONS

	June 30,	December 31,
	2007	2006

Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(147,722)	(147,722)
	299,930	299,930
Land, at cost	1,738,994	1,738,994
	$2,038,924	$2,038,924

NOTE 6 – OTHER PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007			December 31, 2006
	Cost	Accumulated amortization	Net	Net

Computer equipment	$28,760	$(26,589)	$2,171	$2,609
Furniture and fixtures	8,521	(6,619)	1,902	2,114
Truck	39,040	(39,039)	1	1
	$76,321	$(72,247)	$4,074	$4,724

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 7 – BANK LOANS AND LIABILITIES OF DISCONTINUED OPERATIONS

	June 30, 2007	December 31, 2006

Canadian Imperial Bank of Commerce loan	$549,112	$577,612
Quest Capital Corp. loan	2,800,000	2,800,000
Deposit held on planned sale of rental property	505,816	-

	$3,854,928	$3,377,612

The bank loan payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on demand, and is secured by a first mortgage in the amount of $650,000 over the Company’s rental property (Note 4) and an assignment of rents and insurance.  Also, one director has supplied a guarantee of $300,000.

The bank loan payable to Quest Capital Corp (“Quest”) bears interest at 12.00% per annum with monthly interest only payments of approximately $28,000 and is secured by a promissory note, a second mortgage and assignment of rents over the Company’s real estate, a first charge debenture over the oil and gas assets and a general security agreement.  The balance of the loan is due September 7, 2007.  The lender, at its option, may extend the maturity date of this loan by one year at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum.  As at June 30, 2007, there was $10,227 outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL

(a)    Authorized

Unlimited common shares, without par value

	June 30, 2007		December 31, 2006
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	18,857,608	$11,577,934	14,184,955	$8,762,671
Issued in the year for cash:
Pursuant to private placements:
- flow-through for cash	-	-	3,613,015	3,251,713
- non-flow-through for cash	-	-	755,600	642,260
- non-flow-through for services	-	-	301,538	196,000
Exercise of stock options	-	-	-	-
Exercise of warrants	-	-	2,500	3,750
Share issuance costs	-	-	-	(246,361)
Future income taxes on renouncement of resource property expenditures	-	-	-	(1,114,694)
Future income taxes on share issue costs	-	-	-	82,595
Contributed surplus on exercise of stock options	-	-	-	16,460
Balance, end of period	18,857,608	$11,577,934	18,857,608	$11,577,934

(b)    Stock options

	June 30, 2007		December 31, 2006
	Number of shares subject to option	Weighted average exercise price per share	Number of shares subject to option	Weighted average exercise price per share
Balance outstanding, beginning of period	2,214,000	$0.68	1,634,000	$0.72
Activity in the period:
Granted	-	-	600,000	0.56
Cancelled	(13,500)	0.70	(20,000)	0.78
Balance outstanding, end of period	2,200,500	$0.67	2,214,000	$0.68

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL (continued)

A summary of stock options outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Shares Remaining Subject to Options at End of Period
		June 30, 2007	December 31, 2006
$0.52 $0.57 $0.81 $0.77 $0.90 $0.56	September 19, 2008 September 19, 2008 October 19, 2009 October 29, 2009 December 23, 2010 September 21, 2011	580,500 150,000 200,000 37,500 637,500 595,000	580,500 150,000 200,000 37,500 640,000 600,000
		2,200,500	2,214,000

The Company has adopted a 2006 Stock Option Plan (the “Plan”) which provides for the granting of options to acquire up to 2,837,000 shares.  The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company.  All options are to be granted at fair value, and the term of the options granted is not to exceed five years.  Options to acquire a total of 2,200,500 shares have been granted and are outstanding at June 30, 2007 under the Plan.

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees.  In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense.

During the six month period ended June 30, 2007, there were no stock options granted.

During the year ended December 31, 2006 the Company granted stock options for the purchase of up to 600,000 shares at a price of $0.56 per share exercisable on or before September 21, 2011 to directors, officers, employees and consultants of the Company.  The fair value of the options to be charged to operations over the eighteen month vesting period is $198,900.  The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.91%, dividend yield of 0%, volatility factor of 55%, and an average life of 3 years.

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded.  In addition, option valuation models require the input of highly subjective assumptions including estimated stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 8 – SHARE CAPITAL (continued)

(c)    Warrants

A summary of share purchase warrants outstanding is as follows:

Exercise Price Per Share	Expiry date	Number of Warrants
		June 30, 2007	December 31, 2006
$1.25 $1.50	December 28, 2007 December 31, 2007	636,000 377,800	636,000 377,800
		1,013,800	1,013,800

NOTE 9 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 10 – RELATED PARTY TRANSACTIONS

Due to related parties consists of $59,642 (December 31, 2006 - $16,651) due to Directors of the Company for Directors fees, management fees and expense reimbursements and $119,865 (December 31, 2006 - $51,782) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

Management fees totaling $115,123 (2006 - $122,161) were paid to Directors and their private companies in the period.

Consulting fees totaling $16,000 (2006 - $48,000) were paid to a former Director and his spouse in the period.  The commitment towards these fees has been fulfilled.

Administrative services, office supplies and accounting charges totaling $64,522 (2006 - $56,854) were paid to Oniva International Services Corp. (“Oniva”), a private company owned by public companies having common Directors.  The Company takes part in a cost sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one-month notice by either party.

The transactions were in the normal course of operations and agreed to by the related party and the Company and have had been measured at the exchange amount.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 11 – COMMITMENTS

On December 12, 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a cash fee of 7% of the gross amount of proceeds of an equity financing or mezzanine financing and 3% of gross amount and proceeds of a debt financing, loan, line of credit or other non-equity financing sourced by the consultant respectively. The agreement terminates on November 9, 2007.

On March 1, 2007, the Company entered into a consulting agreement with an unrelated party.  The consultant will provide financial consulting services.  The Company paid fees of $4,000 for each of March and April 2007 and $8,000 for each of May and June 2007.  The Company is to pay $45,000 in fees and a bonus for July 2007 and pay $13,800 per month from August to December 2007.  The Company will also grant the consultant 50,000 stock options at a price of $0.55.  In addition, the Company may pay a finders fee to the consultant for placing a new board member or a new member of senior management only as requested and approved by the Company.  The finders’ fee will be $2,500 per placement, with a maximum to be paid of $5,000.  The agreement may be terminated with 30 days written notice by either party.

As at June 30, 2007, $2,338,013 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December 31, 2007.

NOTE 12 – COMPARATIVE FIGURES

Certain of the comparative figures for 2006 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

NOTE 13 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2006, the Company determined that the 2005 financial statements erroneously stated a write-down against its oil and gas properties and equipment.  The original ceiling test calculations resulted in a write-down of $1,400,000 which was applied against operations in 2005.  A correction in the calculations in accordance with Canadian GAAP resulted in no write-down being required.  An adjustment has been made to credit the write-down expense and debit accumulated amortization and depletion for the amount of $1,400,000.  The effect on the opening deficit for the three month period ended June 30, 2006 was a decrease from $3,513,952 to $2,113,952 and the effect on the opening deficit for the six month period ended June 30, 2006 was a decrease from $3,246,222 to $1,846,222.

NOTE 14 – SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2007 the Company closed the first and second tranche of a non-brokered private placement of 2,154,000 flow-through shares (1st tranche – 1,900,000; 2nd tranche – 254,000) at a price of $0.65 per share for total proceeds of $1,400,100.  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
(Unaudited - Prepared by Management)

NOTE 14 – SUBSEQUENT EVENTS (continued)

The Company also closed the first tranche and second tranche of a non-brokered private placement of 400,000 units (1st tranche – 400,000; 2nd tranche – 40,000) at a price of $0.60 per unit for total proceeds of $264,000 with each unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant under the non-flow-through private placement first tranche will entitle the investor to purchase one additional share at a price of $1.00 until January 12, 2009.  Each whole warrant under the non-flow-through private placement second tranche will entitle the investor to purchase one additional share at a price of $1.00 until February 13, 2009.

Subsequent to the period ended June 30, 2007 the Company granted 350,000 stock options at a price of $0.55 per share exercisable on or before July 4, 2012 to directors, officers, employees and consultants of the Company.